Exhibit 99.1

Contact:  Daniel C. Dunn
  Chief Financial Officer
  314/771-2400

Allied Healthcare Products Offsets Sales Declines
With Cost Reductions for Break-Even Quarter

ST. LOUIS, May 7, 2010 – Budget constraints for hospitals and municipalities continued to depress sales for Allied Healthcare Products, Inc. (NASDAQ: AHPI) but the company managed to improve its third quarter results over last year’s performance by reducing overhead and operating costs.

Sales for the quarter ending March 31, 2010, fell about 6 percent, from about $12.4 million to $11.6 million in the current quarter.  However, Allied reduced its cost of sales even more in the quarter, from approximately $9.9 million to less than $8.8 million, or more than 11 percent.  Allied also managed to cut its selling, general and administrative costs for the quarter from almost $3.2 million to $2.7 million, or more than 15 percent.

As a result, Allied earned net income of about $37,500, equating to zero cents per share, compared to a loss of $450,000, or negative 6 cents per share, in the same quarter last year.

Cost controls also enabled the company to increase its profit margins and improve its cash position for the quarter.

For the nine-month period ending March 31, Allied sales declined by almost 13 percent, from about $39.4 million to $34.4 million in the current period.  Net income for the two nine-month periods remained virtually flat at approximately a negative $686,000, or negative 9 cents per share, for the current period versus a negative $678,000, also equating to a negative 9 cents per share, for the previous year.

“Allied is not losing sales to competitors,” said Earl Refsland, Allied president and chief executive officer.  “We’re losing sales to recession-driven budget reductions by hospitals and state and local governments.

“When our markets return to more normal levels, Allied has built a strong cost position that will drive increased profits,” Refsland said.

Allied Healthcare Products, Inc., manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care.  Allied’s products lines include respiratory care products, medical gas equipment, emergency medical products and mass casualty ventilators.  Allied’s products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers

 “SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Nine months ended,
	March 31,		March 31,
	2010	2009	2010	2009

Net sales	$11,627,418	$12,389,640	$34,366,002	$39,361,993
Cost of sales	8,781,739	9,915,884	26,172,709	30,677,586
Gross profit	2,845,679	2,473,756	8,193,293	8,684,407

Selling General and administrative expenses	2,705,644	3,198,135	9,197,535	9,782,064
Income (loss) from operations	140,035	(724,379)	(1,004,242)	(1,097,657)

Interest income	(2,956)	(5,041)	(4,403)	(54,155)
Interest expense	190	0	2,764	5,849
Other, net	80,791	13,403	103,588	36,583
	78,025	8,362	101,949	(11,723)

Income (loss) before provision for (benefit from) income taxes	62,010	(732,741)	(1,106,191)	(1,085,934)

Provision for (benefit from) income taxes	24,480	(282,469)	(420,353)	(407,925)
Net income (loss)	$37,530	$(450,272)	$(685,838)	$(678,009)

Net income (loss) per share - Basic	$0.00	$(0.06)	$(0.09)	$(0.09)

Net income (loss) per share - Diluted	$0.00	$(0.06)	$(0.09)	$(0.09)

Weighted average common shares Outstanding - Basic	8,093,386	7,901,327	8,057,890	7,897,937

Weighted average common shares Outstanding - Diluted	8,183,907	7,901,327	8,057,890	7,897,937

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	March 31, 2010	June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$3,273,496	$1,943,364
Accounts receivable, net of allowances
of $300,000	5,371,848	6,172,437
Inventories, net	11,968,396	12,663,938
Income tax receivable	1,634,370	937,273
Other current assets	270,340	327,203
Total current assets	22,518,450	22,044,215
Property, plant and equipment, net	10,040,867	10,799,089
Other assets, net	186,069	390,627
Total assets	$32,745,386	$33,233,931

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,140,610	$1,633,568
Other accrued liabilities	2,055,459	2,316,558
Deferred income taxes	164,125	419,213
Deferred revenue	688,200	688,200
Total current liabilities	5,048,394	5,057,539

Deferred revenue	974,950	1,491,100

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares
authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares
authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares
authorized; 10,396,878 and 10,204,819 shares issued
at March 31, 2010 and June 30, 2009, respectively;
8,093,386 and 7,901,327 shares outstanding at
March 31, 2010 and June 30, 2009, respectively	103,969	102,048
Additional paid-in capital	48,352,716	47,632,049
Retained earnings	(1,003,215)	(317,377)
Less treasury stock, at cost; 2,303,492 shares at
March 31, 2010 and June 30, 2009, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	26,722,042	26,685,292
Total liabilities and stockholders' equity	$32,745,386	$33,233,931